Exhibit 8.1 - Subsidiaries

Entity Name	Jurisdiction of Incorporation
Innovation Beverage Group USA Inc.	Nevada
Reg Liquors LLC (d/b/a Wired For Wine)	New Jersey
IBG USA, LLC	Delaware
IBG Treasury USA Inc.	Nevada
InnoBev Merger Corp.	Texas
Bittersweet Brands Pty Ltd	Australian